Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our interim unaudited condensed consolidated financial statements and the related notes for the six months ended June 30, 2023 and the audited consolidated financial statements and accompanying notes for the year ended December 31, 2022 included in our annual report filed with the SEC on April 28, 2023. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

Overview

Powerbridge Technologies Co., Ltd. is a company that was established under the laws of the Cayman Islands on July 27, 2018 as a holding company.

We are a provider of software application and technology solutions and services to corporate and government customers engaged in global trade. All of our customers are located in China. We generate revenues from application development services, which represent 33.1% and 25.7% of total revenue for the six months ended June 30, 2023 and 2022, respectively. We also generate revenue from consulting and technical support services, which represent 22.4% and 18.8% of our revenue for the six months ended June 30, 2023 and 2022, respectively. Further, we also earn subscription service revenue from customers accessing our SaaS, which represent 4.5% and 6.1% of our revenue for the six months ended June 30, 2023 and 2022. Revenue from trading business represent 39.6% and 49.4% of our revenue for the six months ended June 30, 2023 and 2022, respectively. Other revenue represented 0.4% and nil of our revenue for the six months ended June 30, 2023 and 2022, respectively.

Recent Developments

On January 5, 2023, the Company purchased 31% equity of SmartConn at 90% of the appraisal price from a shareholder of SmartConn. The consideration of the acquisition was paid in the form of 114,899,222 (split-adjusted 478,747) newly issued shares of the Company. Prior to the acquisition, the Company held 19.99% in Smartconn. Together with the newly acquired shares, the Company held 50.99% equity interest of the SmartConn following the closing of the acquisition.

SmartConn wholly controls Shanghai Stamp Technology Co., Ltd. (“Stamp Technology”). Stamp Technology mainly engaged in distributed database blockchain, cryptocurrency DAPP development and web 3.0 application in the industry. By acquiring SmartConn, Powerbridge intend to incorporate its blockchain technology and web 3.0 know how application to further elevate Powerbridge’s product development ability.

On March 19, 2023, the Company entered into an equity transfer agreement with DTI Group Limited (“DTI”), pursuant to which the Company agreed to purchase 32% of the equity interest of DTI for a consideration of RMB 96,732,800, which shall be satisfied by way of allotment and issue of 167,592,318 shares of the Company to DTI. The Company already held 19% equity interest in DTI prior to the acquisition. Hence, after the acquisition, the Company holds in total 51% equity interest in DTI. On March 24, 2023, the Company entered into an equity transfer agreement with a shareholder of DTI which the Company agreed to prepay 167,592,318 (split-adjusted 698,301) shares (equivalent to $15,906,186) to purchase 32% equity of DTI. DTI’s expertise in digital trade infrastructure contributes to the establishment of a digital trade ecosystem for the Company, thereby expanding the Company’s operations.

On March 28, 2023, the Company entered into an equity transfer agreement with fifteen individual shareholders (the “Relevant Shareholders”) of BOXINRUI INTERNATIONAL HOLDINGS LIMITED (“Boxinrui”), pursuant to which the Company agreed to further acquire 65% equity interest in Boxinrui. The consideration was paid in form of 276,448,625(split-adjusted 1,151,869) shares. The Company held an aggregate of 100% equity interest of the Boxinrui following the closing of the acquisition.

Key Factors that Affect Operating Results

We currently derive a majority of revenues from our application development services, consulting and technical support services, and subscription services. We intend to continually enhance our services and cross-sell new services to our existing customers and acquire new customers by increasing our market penetration with a deeper market coverage and a broader geographical reach. Our ability to maintain and expand our customer base with our application development services significantly affects our operating results. We intend to expand the scope of our offerings to service existing customers and acquire new customers by continually making significant investments in R&D as well as sales marketing activities to increase our subscription revenue and profit. Our ability to drive increased customer adoption and usage of our SaaS services affects our operating results.

Our business of providing global trade software application and technology services requires highly skilled professionals with specialized domain knowledge and technology expertise in order to develop and perform the services offered to our customers. Our ability to recruit, train, develop and retain our professionals with the skills and qualifications necessary to fulfill the needs of our existing and new customers has a significant effect on our operating results.

We intend to pursue strategic acquisitions and investments in selective technologies and businesses that will enhance our technology capabilities, expand our offerings and increase our market penetration. We believe our strategic acquisition and investment strategy is critical for us to accelerate our growth and strengthen our competitive position. Our ability to identify and execute strategic acquisitions and investments will have an effect on our operating results.

A. Operating Results

For the six months ended June 30, 2023 and 2022

The following table summarizes the results of our operations the six months ended June 30, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Six months Ended
	June 30,
	2023	2022	Change	% Change

REVENUES:
Application development services	$2,179,167	$1,806,690	$372,477	20.6%
Consulting and technical support services	1,477,740	1,316,096	161,644	12.3%
Subscription services	294,528	428,087	(133,559)	(31.2)%
Trading revenue	2,605,970	3,466,954	(860,984)	(24.8)%
Other revenue	27,324	-	27,324	-%
Total revenues	6,584,729	7,017,827	(433,098)	(6.2)%

COST OF REVENUES:
Application development services	1,497,466	1,595,772	(98,306)	(6.2)%
Consulting and technical support services	607,587	536,316	71,271	13.3%
Subscription services	37,293	55,135	(17,842)	(32.4)%
Trading	2,559,490	3,358,824	(799,334)	(23.8)%
Others	37,913	-	37,913	-%
Total cost of revenues	4,739,749	5,546,047	(806,298)	(14.5)%

GROSS PROFIT	1,844,980	1,471,780	373,200	25.4%

OPERATING EXPENSES:
Selling and marketing	698,587	923,026	(224,439)	(24.3)%
General and administrative	8,999,287	2,236,063	6,763,224	302.5%
Provision for doubtful accounts	483,137	2,039,248	(1,556,111)	(76.3)%
Research and development	2,516,986	1,971,750	545,236	27.7%
Share-based compensation	3,576,470	3,060,042	516,428	16.9%
Total operating expenses	16,274,467	10,230,129	6,044,338	59.1%
OPERATING LOSS FROM OPERATIONS	(14,429,487)	(8,758,349)	(5,671,138)	64.8%

OTHER INCOME (EXPENSES)
Loss from disposition of a subsidiary	-	(1,048)	1,048	(100.0)%
Change in fair value of convertible debt	(530,501)	11,658	(542,159)	(4650.5)%
Gain from long term investment	70,947	-	70,947	-%
Fair value loss on financial instruments and financial assets	(25,738,516)	-	(25,738,516)	-%
Fair value change in financial instrument	(16,921,945)	-	(16,921,945)	-%
Other expenses	(85,537)	(77,987)	(7,550)	9.7%
Total other expenses	(43,205,552)	(67,377)	(43,138,175)	64,025.1%

LOSS BEFORE INCOME TAXES	(57,635,039)	(8,825,726)	(48,809,313)	553.0%

INCOME TAX BENEFIT	(74,856)	(317,303)	242,447	(76.4)%

NET LOSS	$(57,560,183)	$(8,508,423)	$(49,051,760)	576.5%

Revenues

We derive revenues from five sources: (1) revenue from application development services, (2) revenue from consulting and technical support services, (3) revenue from subscription services, (4) trading revenue, and (5) others.

For the six months ended June 30, 2023, our total revenue was approximately $6.6 million as compared to $7.0 million for the six months ended June 30, 2022. The Company’s total revenue decreased by approximately $0.4 million, or 6.2%. The overall decrease in total revenue was primarily attributable to approximately $0.9 million decreased in trading revenue, offset by an increase of approximately $0.4 million revenue from application development services.

Revenue from application development services

The Company’s application development service contracts are primarily on a fixed-price basis, which require the Company to perform services including project planning, project design, application development and system integration based on customers’ specific needs. These services also require significant production and customization. Revenue from application development service is recognized as work is performed based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligations.

For the six months ended June 30, 2023, our application development service revenue was approximately $2.2 million as compared to approximately $1.8 million for the six months ended June 30, 2022. The increase in application development service revenue was approximately $0.4 million or 20.6%, due to resumed works after China announced a relaxation from its stringent COVID-19 pandemic control measures and more new projects in current period. In certain application development service arrangements, the contacts included sales of IT equipment. Such revenue was $1,247,232 for the six months ended June 30, 2023, decreased from $1,604,933 of the related revenue for the six months ended June 30, 2022.

Revenue from consulting and Technical Support Services

Revenue from consulting and technical support services is primarily comprised of fixed-fee contracts, which require the Company to provide professional consulting and technical support services over contract terms beginning on the commencement date of each contract, which is the date its service is made available to customers. Billings to the customers are generally on a monthly or quarterly basis over the contract term, which is typically 12 to 24 months. The consulting and technical support services contracts typically include a single performance obligation. The revenue from consulting and technical support services is recognized over the contract term on a straight-line basis as customers receive and consume benefits of such services.

For the six months ended June 30, 2023, our consulting and technical support service revenue was approximately $1.5 million as compared to approximately $1.3 million for the six months ended June 30, 2022, representing an increase of $0.2 million or 12.3%, which was due to more new projects in current period.

Revenue from subscription services

Revenue from subscription services is comprised of subscription fees from customers accessing the Company’s software-as-a-service applications. The Company’s monthly or quarterly billing to customer is on the basis of number of uses or the actual usage by the customers. The subscription services contracts typically include a single performance obligation. The revenue from subscription services is recognized over the contract term on a straight-line basis or based on the actual usage as customers receive and consume benefits of such services.

For the six months ended June 30, 2023, our subscription service revenue was approximately $0.3 million as compared to approximately $0.4 million for the six months ended June 30, 2022.

Trading revenue

The Company starts to sell products to its customers in fiscal 2021. Revenue from trading revenue was approximately $2.6 million and $3.5 million for the six months ended June 30, 2023 and 2022, respectively.

Other revenue

The Company started to earn other revenue, such as membership fee for the six months ended June 30,2023, which amounted to approximately $0.03 million and represent 0.4% of our revenue for the six months ended June 30, 2023.

Cost of Revenues

Our cost of revenues mainly consists of compensation benefit expenses for our professionals, material cost, travel expenses related to revenue contracts and purchase cost of products.

Our cost of revenues decreased by approximately $0.8 million or 14.5% to approximately $4.7 million for the six months ended June 30,2023 from approximately $5.5 million for the six months ended June 30,2022, due to a decrease of $0.8 million in cost of revenue from trading business. Our cost of revenue from application development services, consulting and technical support services, subscription services, trading and others was approximately $1.5 million, $0.6 million, $0.04 million, $2.6 million and $0.04 million for the six months ended June 30, 2023, respectively, as compared to approximately $1.6 million, $0.5 million, $0.1 million, $3.4 million and nil for the six months ended June 30, 2022.respectively.

Gross profit

	For the six months ended
	June 30,
	2023		2022
GROSS PROFIT	Gross Profit	Gross Margin	Gross Profit	Gross Margin
Application development services	$681,701	31.3%	$210,918	11.7%
Consulting and technical support services	870,153	58.9%	779,780	59.2%
Subscription services	257,235	87.3%	372,952	87.1%
Trading revenue	46,480	1.8%	108,130	3.1%
Others revenue	(10,589)	(38.8)%	-	-%
Total gross profit	$1,844,980	28.0%	$1,471,780	21.0%

Our gross profit increased by approximately $0.4 million or 25.4% from approximately $1.5 million for six months ended June 30, 2022 to approximately $1.8 million for the six months ended June 30, 2023. Gross margin as a percent of overall revenue for the six months ended June 30, 2023and 2022 was 28.0% and 21.0%, respectively.

Gross profit for application development services increased by approximately $0.5 million or 223.2% from approximately $0.2 million for the six months ended June 30, 2022 to approximately $0.7 million for the six months ended June 30, 2023 mainly due to lower proportion of IT equipment sales in application development services in current period. Certain application development service arrangements included sales of IT equipment, which often have lower gross profit margin. Gross profit margin for the six months ended June 30, 2023 and 2022 was 31.3% and 11.7%, respectively.

Gross profit for consulting and technical support services increased by approximately $0.1 million or 11.6% from approximately $0.8 million for the six months ended June 30, 2022 to approximately $0.9 million for the six months ended June 30, 2023. Gross profit margin for the six months ended June 30, 2023 and 2022 was 58.9% and 59.2%, respectively.

Gross profit for subscription services decreased by $0.1 million or 31.0% from $0.4 million for the six months ended June 30, 2022 to $0.3 million for the six months ended June 30, 2023. Gross profit margin was 87.3% and 87.1% for the six months ended June 30, 2023 and 2022 respectively.

Gross profit for trading revenue was approximately $0.05 million and $0.1 million for the six months ended June 30, 2023 and 2022, respectively; gross profit margin was 1.8% and 3.1% for the six months ended June 30, 2023 and 2022, respectively.

Gross loss for other revenue was $10,589 for the six months ended June 30, 2023.

Operating Expenses

	For the six months ended
	June 30,			%
	2023	2022	Change	Change
OPERATING EXPENSES:
Selling and marketing	$698,587	$923,026	$(224,439)	(24.3)%
General and administrative	8,999,287	2,236,063	6,763,224	302.5%
Provision for doubtful accounts	483,137	2,039,248	(1,556,111)	(76.3)%
Research and development	2,516,986	1,971,750	545,236	27.7%
Share based compensation	3,576,470	3,060,042	516,428	16.9%
Total operating expenses	$16,274,467	$10,230,129	$6,044,338	59.1%

Our operating expenses consist of selling and marketing, general and administrative, research and development (“R&D”) expenses, provision for doubtful accounts and stock-based compensation. Operating expenses increased by approximately $6.0 million, or 59.1%, from approximately $10.2 million for the six months ended June 30, 2022 to approximately $16.3 million for the six months ended June 30, 2023. The increase in our operating expenses was primarily due to approximately $6.8 million increased in general and administrative expenses, offset by a decrease of approximately 1.6 million in provision for doubtful accounts.

Selling and marketing expenses primarily consisted of salary and compensation expenses relating to our sales and marketing personnel, and also included entertainment, travel and transportation, and other expenses relating to our sales and marketing activities. Selling and marketing expenses decreased by approximately $0.2 million or 24.3% from $0.9 million for the six months ended June 30, 2022 to approximately $0.7 million for the six months ended June 30, 2023. The decrease was primarily attributable to decreased salary due to personnel optimization for the six months ended June 30, 2023.

General and administrative expenses primarily consisted of salary and compensation expenses relating to our accounting, human resources and executive office personnel, and included rental expenses, depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs. General and administrative expenses increased by $6.8 million or 302.5% from approximately $2.2 million for the six months ended June 30, 2022 to approximately $9.0 million for the six months ended June 30, 2023, primarily due to higher depreciation after we received 20 antique art pieces, higher professional consulting fee and management bonus. As a percentage of revenues, general and administrative expenses were 136.7% and 31.9% of our total revenue for the six months ended June 30, 2023 and 2022, respectively.

Provision for doubtful accounts decreased by approximately $1.6 million from approximately $2.0 million for the six months ended June 30, 2022 to approximately $0.5 million for the six months ended June 30, 2023.

R&D expenses primarily consisted of compensation and benefit expenses relating to our R&D personnel as well as office overhead and other expenses relating to our R&D activities. Our R&D expenses increased by approximately $0.5 million from approximately $2.0 million for the six months ended June 30, 2022 to approximately $2.5 million for the six months ended June 30, 2023, representing 38.2% and 28.1% of our total revenues for the six months ended June 30, 2023 and 2022, respectively. We expect to continue to invest in R&D. We expect that our ability to effectively utilize our R&D capabilities significantly affect our results of operations in the future.

Stock-based compensation increased by approximately $0.5 million from approximately $3.1 million for the six months ended June 30, 2022 to approximately $3.6 million for the six months ended June 30, 2023.

Other Income (Expense)

Fair value loss on financial instruments and financial assets

Loss from step acquisitions derived from two step acquisitions. On January 5, 2023, the Company completed acquisition of 50.99% equity interest in Smartconn, consisting of an acquisition of 31% equity interest of Smartconn acquired from the previous shareholder and an investment of 19.99% equity interest in Smartconn which the Group has already held prior to January 5, 2023. The company recognized a loss of approximately $0.3 million in fair value change for the previous 19.99% equity interests and a loss of approximately $11.0 million in financial instrument for put option liability. On March 28, 2023, the Company completed acquisition of 100% equity interest in Boxirui, consisting of an acquisition of 65% equity interest of Boxinrui acquired from the previous shareholder and an investment of 35% equity interest in Boxinrui which the Group has already held prior to March 28, 2023. The company recognized a gain of approximately $2.7 million in fair value change for the previous 35% equity interests and a loss of approximately $17.2 million in financial instrument for put option liability.

Change in fair value of convertible debt

The Company elected the fair value option to account for its convertible loans. For the six months ended June 30, 2023 and 2022, we recognized an unrealized loss of approximately $0.5 million and an unrealized gain of approximately $0.01 million, respectively.

Fair value change in financial instrument

Change in fair value of financial instrument is derived from acquisition of Smartconn on January 5, 2023, and acquisition of Boxinrui on March 28, 2023 which involved payments of future financial instrument upon the shares price is lower than the payment date price. Put options liabilities are recorded for the estimated fair value of the financial instrument on the merger date. The fair value of the financial instrument is re-measured at each reporting period, and the change in fair value is recognized as either income or expense. The Company recorded an unrealized loss of approximately $16.9 million for the six months ended June 30, 2023.

Income Tax Benefit

Income tax benefit was approximately $0.1 million for the six months ended June 30, 2023, compared to approximately $0.3 million for the six months ended June 30, 2022. Under the Income Tax Laws of the PRC, companies are generally subject to income tax at a rate of 25%. However, our major operating subsidiary - Powerbridge Zhuhai was recognized as the “high-tech enterprise” status, which reduced its statutory income tax rate to 15%. The rest of our subsidiaries in PRC are subject to income tax rate of 25%.

Net Loss

As a result of the foregoing, our net loss increased by $49.1 million, or 576.5%, from $8.5 million for the six months ended June 30, 2022 to $57.6 million for the six months ended June 30, 2023. The increased net loss was the result of increased operation expenses and change fair value in put options as discussed above.

Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as adjusted net loss in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, loss/gain on fair value change on financial instruments and convertible debt and fair value loss on financial instruments and financial assets. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

The following table sets forth unaudited reconciliation of GAAP and non-GAAP results for the periods indicated.

	For the six months ended
	June 30,
	2023	2022

Net loss:	$(57,560,183)	$(8,508,423)
Add:
Share-based compensation expenses	3,576,470	3,060,042
Fair value loss on financial instruments and financial assets	25,738,516	-
Change in fair value of convertible debt	530,501	(11,658)
Fair value change in financial instrument	16,921,945	-
Adjusted net loss	$(10,792,751)	$(5,460,039)

Our adjusted net losses increased by approximately $5.3 million or 97.7% from approximately $5.5 million for the six months ended June 30, 2022 to approximately $10.8 million. The increase in the adjusted net loss was primarily due to higher general and administrative expenses as decriable above.

B. Liquidity and Capital Resources

Substantially all of our operations are conducted in China and all of our revenue, expenses, and cash are denominated in RMB. RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars. As of June 30, 2023, cash of approximately $5.5 million were fully held by the Company and its subsidiary in mainland PRC.

The Cayman holding company is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiary in China. As a result, the Company’s ability to pay dividends depends upon dividends paid by our subsidiary. Our subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our subsidiary is required to set aside at least 10% of its after-tax profits each year based on PRC accounting standards, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. The statutory reserve funds are not distributable as cash dividends. Remittance of dividends by our subsidiary out of China is subject to examination by the banks designated by SAFE. Our subsidiary has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meet the requirements for statutory reserve funds. In addition, we would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiary in China to us. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balance in PRC for general corporate purposes.

As of June 30, 2023, the Company had working capital of approximately $1.8 million. For the six months ended June 30, 2023, the Company had a net loss of approximately $57.6 million and negative operation cash flow of approximately $7.0 million. The Company has historically funded its working capital needs primarily from public offering, operations, bank loans, advance payments from customers and shareholders. The working capital requirements are affected by the efficiency of operations, the numerical volume and dollar value of revenue contracts, the progress or execution on customer contracts, and the timing of accounts receivable collections.

In assessing its liquidity, the Company monitors and analyzes its cash on hand, its ability to generate sufficient revenue sources in the future and its operating and capital expenditure commitments. As of June 30, 2023, the Company had cash of approximately $6.1 million.

On September 1, 2022, the Company entered into a securities purchase agreement with White Lion Capital LLC (“White Lion”). Pursuant to the agreement, White Lion shall purchase up to $15 million of the Company’s ordinary shares at the lowest daily VWAP of the Ordinary Shares during the Valuation Period by 97%. Subsequently to June 30, 2023, the Company issued 37,500 ordinary shares and net proceeds was approximately $0.1 million.

On September 9, 2022, the Company entered into a securities purchase agreement with Yorkville Advisors lobal, LP (“Yorkville”). Pursuant to the agreement, Yorkville shall purchase up to $30 million of the Company’s ordinary shares at the market price by 96%, and the company shall issue to Yorkville 223,880 ordinary shares as a commitment fee. Subsequently to June 30, 2023, the Company issued 1,300,173 ordinary shares and net proceeds was approximately $2.9 million.

The Company believes that its cash on hand and financing cash flows will be sufficient to fund its operations over at least the next 12 months from the date of this report. However, the Company may need additional cash resources in the future if the Company experiences changed business conditions or other developments, and may also need additional cash resources in the future if the Company wishes to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it is determined that the cash requirements exceed the Company’s amounts of cash on hand, the Company may seek to issue debt or equity securities or obtain a credit facility.

The following summarizes the key components of our cash flows for the six months ended June 30, 2023, and 2022.

	For the six months ended June 30,
	2023	2022

Net cash used in operating activities	$(7,018,648)	$(4,970,149)
Net cash (used in) provided by investing activities	(2,630,858)	1,500,311
Net cash provided by (used in) financing activities	6,792,048	(908,458)
Effect of exchange rate change on cash and restricted cash	(427,274)	(231,071)
Net decrease in cash and restricted cash	$(3,284,732)	$(4,609,367)

Operating Activities

Net cash used in operating activities was approximately $7.0 million for the six months ended June 30, 2023. Cash used in operating activities for the six months ended June 30, 2023 mainly consisted of approximately $57.6 million of net loss, adjustment of approximately$52.3 million non-cash items, a decrease of approximately $0.6 million in accrued expenses and other current liabilities, an increase of approximately $0.5 million in accounts receivable, a decrease of approximately $0.5 million in accounts payable and an increase of approximately $0.5 million in prepayments, deposits and other assets.

Net cash used in operating activities was approximately $5.0 million for the six months ended June 30, 2022. Cash used in operating activities for the six months ended June 30, 2022 mainly consisted of approximately $8.5 million of net loss, adjustment of $6.0 million non-cash items, a decrease of approximately $4.6 million in accounts payable (including related parties), offset by a decrease of approximately $1.6 million in account receivable and a decrease of approximately $0.9 million in prepayments, deposits and other assets.

Investing Activities

Net cash used in investing activities was approximately $2.6 million for the six months ended June 30, 2023. Cash used in investing activities for the six months ended June 30, 2023 consisted of approximately $2.2 million net loans to third parties and approximately $0.5 million purchase of property and equipment.

Net cash provided by investing activities was approximately $1.5 million for the six months ended June 30, 2022. Cash provided by investing activities for six months ended June 30, 2022 consisted of approximately $4.2 million collected from working capital loan provided to third parties, offset by approximately $2.5 million purchases of property and equipment and approximately $0.2 million long-term investment.

Financing Activities

Net cash provided by financing activities was approximately $6.8 million for the six months ended June 30, 2023. Net cash provided by financing activities for the six months ended June 30, 2023 consisted of approximately $5.5 million net proceeds from private placements, approximately $3.3 million proceeds from bank loans, offset by approximately $1.9 million repayment of bank loans and approximately $0.2 million payment to related parties.

Net cash used in financing activities was approximately $0.9 million for the six months ended June 30, 2022. Net cash used in financing activities for the six months ended June 30, 2022 consisted of approximately $2.3 million proceeds from bank loans, offset by approximately $2.8 million repayment of bank loans and approximately $0.4 million payment to related parties.

Capital Expenditures

The Company made capital expenditures of $0.5 million and $2.5 million for the six months ended June 30, 2023 and 2022, respectively. In these periods, our capital expenditures were mainly used for purchases of office equipment, furniture and payments for capitalized development cost. The Company will continue to make capital expenditures to meet the expected growth of its business.